                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


               For the months of November 2001 and January 2002


                                   Oce N.V.
                (Translation of registrants name into English)


                   St. Urbanusweg 43, Venlo, The Netherlands
                   (Address of principal executive offices)
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Oce N.V. hereby files the following items under the cover of Form 6-K:

     .    Fourth Quarter Report 2001;

     .    Press Release dated November 9, 2001 and

     .    Press Release dated November 20, 2001.

Each document contains certain forward-looking statements with respect to the financial condition, results of Oce's operations and business and certain of its plans and objectives. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

     .    Level of business spending and economic activity in major economies;

     .    Availability and cost of raw materials;

     .    Ability to attract and retain energized employees at reasonable costs;

     . Ability to develop new technology to continue to meet customers' changing needs and to compete with emerging technological demands;

     .    Changes in future exchange and interest rates;

     .    Changes in tax rates;

     .    Future business combinations, acquisitions and dispositions;

     .    Competition in Oce's markets;

     .    Adequate pricing for Oce's products and services; and

     .    Ability to sustain efficient, cost effective operations.

All forward looking statements made by Oce are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
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Oce N.V.
Fourth Quarter Report 2001
Consolidated Statement of Operations for fiscal 2001, from December 1, 2000 till November 30, 2001

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Provisional results in millions                                 Quarter ended                     Fiscal year ended
except per share*                                                 November 30                           November 30
--------------------------------------------------------------------------------------------------------------------
                                               2000         2001         2001        2000         2001         2001
                                             (Euro)       (Euro)         US$       (Euro)       (Euro)          US$
--------------------------------------------------------------------------------------------------------------------
Revenues from sales, rentals and
service                                       881.3        826.4        740.3     3,108.4      3,108.5      2,784.6
Interest from financial leases                 31.6         30.9         27.7       115.5        125.1        112.1
                                       -----------------------------------------------------------------------------
Total revenues                                912.9        857.3        768.0     3,223.9      3,233.6      2,896.7

Cost of sales, rentals and service            538.6        500.3        448.2     1,874.8      1,916.5      1,716.8
Gross margin                                  374.3        357.0        319.8     1,349.1      1,317.1      1,179.9

Operating expenses                            283.5        295.0        264.3     1,066.7      1.092.4        978.6
Operating income                               90.8         62.0         55.5       282.4        224.7        201.3

Financial expense (net)                        16.7         16.5         14.8        60.7         68.9         61.8
Income before income taxes, equity in
income of unconsolidated companies
and minority interests                         74.1         45.5         40.7       221.7        155.8        139.5

Income taxes                                   24.1         14.3         12.8        67.2         48.5         43.4
Income before equity in income of
unconsolidated companies and minority
interests                                      50.0         31.2         27.9       154.5        107.3         96.1

Equity in income of unconsolidated
companies                                       0.2          0.1          0.1         0.2          0.1          0.1
Income before minority interests               50.2         31.3         28.0       154.7        107.4         96.2

Minority interests in net income of
subsidiaries                                    0.7          0.6          0.5         3.0          2.3          2.1
Net income before exceptional items            49.5         30.7         27.5       151.7        105.1         94.1

Exceptional items (net)                           -        -95.0         85.1           -        -95.0        -85.1
Net income after exceptional items             49.5        -64.3        -57.6       151.7         10.1          9.0

Net income attributable to holders of
ordinary shares                                48.6        -65.2        -58.4       148.2          6.5          5.8

Cash flow                                      98.7         83.2**       74.5**     346.2        299.3**      268.1**
EBITDA                                        140.0        114.5**      102.6**     476.9        418.9**      375.2**

Average number of outstanding
ordinary shares (x 1,000)                    85,256       84,112       84,112      84,401       85,241       85,241
--------------------------------------------------------------------------------------------------------------------

Per ordinary share**                           2000         2001         2001        2000         2001         2001
                                             (Euro)       (Euro)          US$      (Euro)       (Euro)          US$
--------------------------------------------------------------------------------------------------------------------
Net income                                     0.57         0.35         0.32        1.76         1.19         1.07
Cash flow                                      1.15         0.98         0.88        4.06         3.47         3.11

* The company reports in Euro ((Euro)). As a convenience for US readers, the results for 2001 and 2000 have been converted at US$ 0.8958 : (Euro) 1 the noon buying rate of November 30, 2001. This compares with US$ 0.8694 : (Euro) 1 used at this time last year.

** Before exceptional items.

Oce provisional results fiscal year 2001

Venlo, The Netherlands, January 9, 2002: the provisional results for the fourth
                                             -----------
quarter and fiscal 2001 were published today by Oce N.V. the Dutch based supplier of digital printing and document systems and services (NASDAQ-OCENY).

Total revenues US$ 2,897 million (+ 0.3%)
Operating income US$ 201 million (-/- 20%)
Net income* US$ 94 million (-/- 31%)
Net income per share* US$ 1.07(-/- 32%)

* Before exceptional items

The net income of Oce N.V. from ordinary activities in the 2001 financial year amounted to US$ 94 million, a decrease of 31%, or US$ 1.07 per share based on 85,241,097 shares, being the weighted average outstanding number of shares of fiscal 2001, compared to US$ 136 million or US$ 1.57 per share based on 84,400,936 shares being the weighted average outstanding number of shares of fiscal 2000. After allowing for a one-off restructuring provision of US$ 85 million (gross) the net income after exceptional items amounts to US$ 9 million.

Total revenues were US$ 2,897 million, equal to the previous financial year. Revenues showed an autonomous decrease of 1%. Lower sales of machines was fully compensated for by revenues from service and software.

Results fourth quarter 2001

Fourth quarter net income amounted to US$ 28 million or US$ 0.32 per share based on 84,111,560 shares, being the weighted average number of shares outstanding during the fourth quarter of 2001, compared to US$ 44 million or US$ 0.51 per share based on 85,256,304 shares, being the weighted average number of shares of the fourth quarter of 2000.

Total revenues showed a decline of 6% to US$ 768 million compared to the fourth quarter of 2000. The autonomous decrease in the fourth quarter of 2001 amounted to 4%.

In Wide Format Printing Systems revenues went down by 6% to US$ 220 million. The autonomous decrease was 4%. Revenues from machine sales were below the previous year's level. Sales of the Oce 9800 / TDS800 made a good recovery during the quarter.

Revenues in Document Printing Systems were down by 5% to US$ 364 million. The autonomous decrease amounted to 3%. Here, too, sales of machines were the cause of the decline, with revenues from the Oce DPS400 lagging behind expectations. This occurred despite the fact that this printer had been well received by the market. Sales of the Oce CPS700 color printer are progressing entirely according to plan.
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In Production Printing Systems revenues decreased by 9% to US$ 184 million, of which 6% was an autonomous decrease. The lower machine sales were not sufficiently offset by growing revenues from service and software. The development of the order portfolio for machines during the quarter indicates that the decline that occurred during the course of the year has been brought to a halt.

Operating income amounted to US$ 56 million, a drop of 32% as compared to the strong fourth quarter of 2000. During the quarter operational expenses were 4% higher than in the previous year.

Financial expense (net) was slightly lower than in 2000, whilst the taxation percentage remained virtually the same. Net income before exceptional items was US$ 27.5 million (2000: US$ 44.3 million). Cash flow (net income plus depreciation) amounted to US$ 75 million (2000: US$ 88 million).

Results 2001 financial year

Total revenues in Wide Format Printing Systems rose during the year by 1% to US$ 817 million. Excluding acquisition and exchange rate effects, revenues were in line with those of the previous year. Machine sales decreased by 13%. This decrease is the result of the postponement of investment decisions by customers. Thanks to a very much renewed range of Technical Document Systems Oce was able to maintain its leading market position. Software and services fully compensated for the decline in machine sales.

In Display Graphics Oce's position has been strengthened by acquisitions, so that Oce now occupies a top-three position in the mid-volume and high volume segments.

In the market for Document Printing Systems revenues amounted to US$ 1,370 million (2000: US$ 1,389 million). Revenues showed an autonomous decrease of 3% compared to 2000. Machine sales were 17% lower than in the previous year. During the year the 100 ppm Oce DPS400 black-and-white printer and the color printer, the Oce CPS700, were introduced. Sales of the Oce DPS400 clearly felt the effects of the worldwide slowdown in growth. In view of the positive reception given to this printer, its sales are expected to pick up speed in 2002.

Sales of the Oce CPS700 were still limited as a result of the production start-up. However, demand in the fourth quarter warrants confidence in the success of this machine and its future versions.

In Production Printing Systems revenues increased by 3% to US$ 710 million. Revenues from machines were 15% lower than in 2000. Because of strong growth in software and services, total revenues - after adjustment for acquisitions and exchange rate effects - were at the same level as in 2000. In this professional market, too, Oce's position has remained unaffected. As mentioned earlier, there are indications that the decline in the orderbook position has come to a halt.
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Operating income was US$ 201 million (2000: US$ 253 million) and financial expense (net) amounted to US$ 62 million (2000: US$ 54 million). Net income before exceptional items amounted to US$ 94 million (2000:
US$ 136 million). Cash flow was US$ 268 million (2000: US$ 310 million).

The year 2001 was not an easy year for the entire document management market as a result of the global slowdown in economic growth. Seen against this background, the result achieved in 2001 gives confidence for the future. This confidence is also supported by the product range in DPS en WFPS which was substantially updated during the year. New software and services were introduced. In all business units these helped to compensate for the lower sales of hardware. Revenues from Facility Services grew by 25%.

In line with Oce's strategy, various acquisitions were also made during 2001 in strategic sectors such as Facility Services and Display Graphics. In Facility Services the United Kingdom business Practical Print Solutions was acquired. This has added a new dimension to Oce's activities in this area, i.e. the procurement and management of printing activities.

The acquisition of Gretag Professional Imaging Division, which was completed at the beginning of December 2001, is of great strategic importance. This acquisition has substantially strengthened Oce's position in Display Graphics.

The foundations were also laid in 2001 for the outsourcing of Oce's lease portfolio via contracts with Telia Finans AB and De Lage Landen International B.V. In the years ahead this will have a clear influence on Oce's balance sheet and on the return on invested capital.

On an autonomous basis operational expenses in 2001 remained at the same level as in 2000, whilst specifically targeted measures resulted in a reduction of more than 10% in stocks.

Restructuring

Over the coming year Oce will implement a restructuring process which is aimed at bringing the organisation into line with the changed market conditions.

The ongoing process of digitisation is creating new market segments and growth opportunities. Oce intends to exploit these. Thanks to its strong technology base and high quality sales and service organisation Oce will achieve new growth in revenues and income.

The restructuring operation implies an integration of the Strategic Business Units Document Printing Systems and Production Printing Systems in which products and systems are being deployed more and more often in comparable user environments. In addition, Oce will over the years ahead, restructure certain segments in the office market. This involves activities that make an insufficient contribution to the objectives in terms of value creation.

To cover the restructuring operation a one-off provision was taken in the 2001 financial year. This amounts to US$ 112 million, of which US$ 67 million is for the organisational restructuring and US$ 45 million for the write-off of stocks
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and the residual values in the segments in which the activities will be phased out.

Dividend

A proposal will be made to shareholders that the dividend for the 2001 financial year be maintained at Euro 0.58 per ordinary share of Euro 0.50 nominal. If this proposal is adopted, the final dividend per ordinary share for 2001 will amount to Euro 0.43 in cash; the interim dividend over 2001 amounted to Euro 0.15 per ordinary share.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on Wednesday March 6, 2002. The agenda for the meeting will be announced on January 29, 2002.
The annual report will be published on our website on January 30, 2002 and will be issued in printed form on February 13, 2002.

Prospects

Oce has further improved its basic position over the past year. Consequently Oce will be able to benefit directly from an improvement in economic conditions.

However, such improvement is not anticipated before the second half of 2002. During the first half of 2002 the expectation is that the results will remain below those of the corresponding period of 2001.

Oce expects that the results in the second half-year, supported by the initial effects of the restructuring process, will be higher than those of the second half of 2001.

Oce N.V.
January 9, 2002
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Press release Oce N.V.

Oce acquires Gretag Professional Imaging Division

Venlo, The Netherlands, November 9, 2001 - Oce N.V. a leading supplier of Professional Document Systems, and Gretag Imaging Group Inc. reached an agreement on Oce's acquisition of Gretag's Professional Imaging Division. This division develops, manufactures and sells on a world wide basis products for wide format colour inkjet- and photo laser printing, including raster image processors (RIP's), for indoor as well as outdoor applications. Typical applications include billboards, trade show graphics, banners and bus shelter posters.

Gretag Professional Imaging Group includes brands such as Raster Graphics and Onyx Graphics.

Under the agreement Oce will purchase the shares of Raster Graphics, Inc. (USA) as well as the business related assets of Raster Graphics' subsidiaries in Canada, the United Kingdom and Germany.

As Gretag Professional Imaging Division has a strong position in Display Graphics, the acquisition will greatly strengthen Oce's presence in terms of technology and distribution outlets in the strategically important and fast growing market of Display Graphics.

Revenues of Gretag Professional Imaging Division for the fiscal year 2000 amounted to US$ 105 million. The division has 450 employees, of which 90 are active in research and development.

The parties have agreed not to disclose the purchase price. Closing of the transaction is envisaged to take place in the next couple of weeks. Filing of the transaction with the appropriate anti-trust authorities has taken place.

Oce N.V.
November 9, 2001
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Press release Oce N.V.



Oce expands Facility Services activities

Oce (UK) Ltd. acquires Practical Print Solutions Ltd.

Venlo, the Netherlands, November 20, 2001 - Oce has reached agreement with the owners of Practical Print Solutions Ltd., based in Reigate, Surrey, United Kingdom, on the acquisition by Oce (UK) Limited of the shares in Practical Print Solutions.

Practical Print Solutions (PPS) is active in the United Kingdom in the area of print procurement (mediation) and print management; offering solutions for outsourcing the production, archiving and retrieval of databases and the distribution of printwork bought in at competitive prices from various suppliers on behalf of customers of PPS.

Practical Print Solutions has developed unique software management systems to support these activities.

The skills of Practical Print Solutions are an excellent fit with Oce's high added-value outsourcing activities.

Revenues of Practical Print Solutions for the 2001 financial year that ended on March 31, 2001 amounted to GBP 15 million.
The company has about 60 employees.

The parties have agreed not to disclose the purchase price.

Oce N.V.
November 20, 2001
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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Oce N.V.
                                      ------------------------------------------
                                                      (Registrant)


                                      By: /s/ R.L. van Iperen
                                          --------------------------------------
                                          Chairman of the Board of Executive
                                          Directors
                                          (Principal Executive Officer)

Dated: January 24, 2002